Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: sdoney@caneclark.com

April 5, 2006

Mr. Zafar Hasan
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  AMERASIA KHAN ENTERPRISES, LTD.
SB-2/A filed March 28, 2006
File No. 333-130084
Filed December 2, 2005

Dear Mr. Hasan:

We write on behalf of Amerasia Khan Enterprises, Ltd. (the “Company”) in response to Staff's letter of April 3, 2006 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Third Amended Registration Statement on Form SB-2 (the “Third Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the April 3, 2006 Comment Letter.

Certain Relationships and Related Transactions, p. 28

1.
We note your response to prior comment 3 and your revisions to the financial statements to show the expense as compensation. Please revise all the disclosures in your filing to consistently reflect this reclassification. Please address the following items.

a.	Please revise the inception to date totals of compensation and total genreal and administrative expenses on your statement of operations on page F-2 to include the reclassified amount;
b.	Please revise your reported amounts for total expenses in the summary financial data on page 5 for the nine months ended December 31, 2005 and inception to date to include your reclassified amount;

c.	Please revise your disclosure on page 28 to no longer refer to the loss on debt settlement;
d.	Please revise your MD&A disclosure of inception to date operating expenses on page 36 to include the reclassified amount;
e.	Please review and revise your executive compensation information to reflect these revisions; and
f.	Any other section in the registration statement wherein the revision is applicable.

In response to this comment, the Company revised all applicable portions of the SB-2 to reflect the reclassification.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

CANE CLARK LLP

/s/ Scott P. Doney
Scott P. Doney, Esq.

cc: Amerasia Khan Enterprises, Ltd.